SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: Feb 25, 2015
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

(Amendment) Notice of the 33rd Annual General Meeting of Shareholders

1. Amendment date : February 25, 2015

2. Filing date of the Form 6-K : February 24, 2015

3. Items to be amended

Item	Reason for Amendment	Before Amendment	After Amendment

Agenda Item No.3 Election of Director

<Agenda Item No. 3-4, Outside Director Candidate> Mr. Dong-Wook Chung

- Details of transactions between said candidate and the corporation concerned for the past three years

	Amendment of statement	None	Law Firm Kim¸ Choi & Lim in 2014 (1 transaction)

Agenda Item No. 4 Election of member of Audit Committee

<Agenda Item No. 4-2> Mr. Dong-Wook Chung

- Details of transactions between said candidate and the corporation concerned for the past three years

	Amendment of statement	None	Law Firm Kim¸ Choi & Lim in 2014 (1 transaction)